January 24, 2007
VIA EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington D.C. 20549

RE:	Alion Science and Technology Corporation (the “Company”) Form 10-K for Fiscal Year Ended September 30, 2005 Filed January 31, 2006 File No. 333-89756
Dear Mr. Rosenberg:
     We will file the Company’s responses to the comment letter dated January 11, 2007 submitted by the staff at the Chief Accountant’s Office, Division of Corporation Finance with regard to the above-referenced filing on or before Friday, February 9, 2007. We have left word with Mary Mast, Review Accountant, in this regard.
     Please call the undersigned at (703) 918-4493 with any questions. We appreciate the staff’s efforts with respect to our 2005 Annual Report.

Sincerely,
/s/ John M. Hughes

Alion Science and Technology Corporation John M. Hughes Executive Vice President, Chief Financial Officer and Treasurer

cc:	Mary Mast, Review Accountant, United States Securities and Exchange Commission
Bahman Atefi, Chairman and CEO, Alion
Jim Fontana, Senior Vice President and GC, Alion
Marc Paul, Baker & McKenzie LLP
Mike Condro, Deloitte & Touche, LLP
Kurt Gabouer, KPMG LLP